Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Completion of Previously Announced Consent Solicitation and Tender Offer and Redemption of Remaining Senior Secured Notes due 2028 and 2030

Hamilton, Bermuda, June 29, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced the final tender results of the previously announced offer by Borr IHC Limited (the “Issuer”), the Company’s wholly-owned subsidiary, to purchase for cash (the “Tender Offer”) (i) any and all of its outstanding 10.000% Senior Secured Notes due 2028 (the “2028 Notes”) and (ii) any and all of its outstanding 10.375% Senior Secured Notes Due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”), and the related solicitation of consents (the “Consent Solicitation”) from Holders to vote in favor of certain proposed amendments (the “Proposed Amendments”) to the indenture dated November 7, 2023 (as amended or supplemented from time to time, the “Existing Indenture”), in each case pursuant to the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated May 26, 2026 (as amended or supplemented from time to time, the “Statement”). Capitalized terms used but not otherwise defined in this release have the meaning given in the Statement.

Final Tender Results
The following table sets forth certain information regarding the Notes and the Tender Offer, including the aggregate principal amount of Notes  that were validly tendered and not validly withdrawn in the Tender Offer according to Global Bondholder Services Corporation, the Tender Agent and Information Agent for the Tender Offer:

Notes	CUSIP / ISIN Numbers	Original Principal Amount Issued	Outstanding Principal Amount(1)	Aggregate Original Principal Amount Tendered in the Tender Offer	Factor	Tender Offer Consideration
					(2)	(3)
10.000% Senior Secured Notes Due 2028	Rule 144A: 100018 AA8 / US100018AA89 Regulation S: G1467F AA1 / USG1467FAA15	$1,380,696,000.00	$1,128,129,659.88	$1,324,802,000	0.81707317	$998.36

10.375% Senior Secured Notes Due 2030	Rule 144A: 100018 AB6 / US100018AB62 Regulation S: G1467F AB9 / USG1467FAB97	$877,094,000.00	$770,650,554.20	$799,984,000	0.87864078	$1,010.00

(1)
As of May 22, 2026. For the 2030 Notes, this reflects the initial aggregate original principal amount of 2030 Notes adjusted to reflect amortization in respect thereof. For the 2028 Notes, this reflects the initial aggregate original principal amount of 2028 Notes adjusted to reflect amortization in respect thereof.

(2)
The factor is a number that represents a fraction (expressed as a decimal rounded to 8 decimal digits) the numerator of which represents the unpaid principal amount of such series of securities as of May 22, 2026 and the denominator of which represents the initial principal amount outstanding of such series of securities (the “Factor”). The Tender Offer Consideration set forth in the table above is multiplied by the applicable Factor, which reflects the partial amortization of the Notes.

(3)
For each $1,000 original principal amount of Notes validly tendered and accepted for purchase and with respect to which the applicable Holder has provided its Consent, as applicable. This excludes Accrued Interest.

The Company has received valid and unrevoked tenders (and related Consents) of Notes representing 95.95% of the aggregate principal amount of the 2028 Notes outstanding and 91.21% of the aggregate principal amount of the 2030 Notes outstanding, representing 94.11% of the aggregate principal amount of the Notes outstanding.

In addition, pursuant to the terms of the Existing Indenture, as Holders of more than 90% of the aggregate original principal amount of the outstanding 2028 Notes and Holders of more than 90% of the aggregate original principal amount of the outstanding 2030 Notes validly tendered and did not withdraw Notes in the Tender Offer, the Issuer issued a notice to redeem all remaining Notes of each such series that remained outstanding (after giving effect to the purchase of tendered Notes on the Final Settlement Date).

On June 10, 2026, the Issuer completed its previously announced offering of $1,100,000,000 aggregate principal amount of 8.750% Senior Secured Notes due 2032 and $935,000,000 aggregate principal amount of 9.000% Senior Secured Notes due 2034 (together, the “New Notes”) in satisfaction of the Financing Condition.

The Issuer announced today June 29, 2026 (the “Redemption Date”) that it has completed the redemption of all of the remaining outstanding Notes. The Issuer redeemed the remaining outstanding Notes at a redemption price equal to the price offered to each tendering Holder (excluding any early tender or incentive fee) plus, to the extent not included in the payment to tendering Holders, accrued and unpaid interest, if any, to, but excluding, the Redemption Date, using the proceeds from its previously announced offering of New Notes described above. Following the Redemption Date, all of the Notes have been repurchased or redeemed.

The securities referred to herein in connection with the Financing Condition have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208